June 29,2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Dear Sirs:

We were previously independent registered public accountants for The China Fund, Inc. (the Fund), we reported on the financial statements and financial highlights as of October 31, 2004 and for the years covered by our Independent Registered Public Accounting Firm report, dated
December 10, 2004. We have read the statements made by Gary L. French, President of the Fund (copy attached), which we understand will be filed in response to Sub-Item 77k of Form N-SAR and we agree with the statements concerning our firm contained therein.


Very truly yours,


/S/ KPMG LLP